May 18, 2009

VIA FEDERAL EXPRESS OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Chris White, Branch Chief

Re:	California Gold Corp. (formerly US Uranium Inc.)
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
File No. 333-13459

Dear Mr. White:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated April 15, 2009 (the “Letter”).

Listed below in bold are your comments from the Letter, together with responses by us on behalf of the Company.

Amended Form 10-KSB for the Fiscal Year Ended January 31, 2008
Statements of Stockholders Equity, page 8

1.
We reviewed your response to the prior comment 1 and amended Form 10-K for the fiscal year ended January 31, 2008.  We note you determined the conversion feature of the convertible debenture qualified as a derivative instrument in accordance with SFAS 133 and recorded the derivative value as contributed capital in the amended Form 10-K.  Please tell us how your accounting of this embedded derivative complies with the guidance at paragraph 16 of SFAS 133.

COMPANY RESPONSE:  The Company’s management has reviewed its financial statement presentation and footnote disclosure pertaining to its convertible debentures and related embedded derivative.  Management reasserts that its accounting of the embedded derivative was correct and in full compliance with SFAS 133.  According to paragraph 16 of SFAS 133, an entity may separate an embedded derivative from its host contract, value the derivative at market value, and account for the host contract based on generally accepted accounting principles “applicable to instruments of that type that do not contain embedded derivative instruments.”  The Company accounted for the conversion feature of the debentures as an embedded derivative, which it valued using the Black-Scholes pricing model.  The value of the conversion feature was originally calculated as $758,641, but as the discount was capped at the $595,000 note amount, the amount of $595,000 was recognized in earnings during the period in which it was originated.  The remaining host contract (the note payable) was accounted for according to generally accepted accounting principles pertaining to notes payable that do not contain embedded derivative instruments.  Further, the Company calculated the value of the associated warrants using the Black-Scholes pricing model.  The calculated value of the warrants ($13,199) was deemed immaterial to the financial statements, and no related expense was recognized.

In order to more clearly present the different facets of this transaction, the Company has amended its statement of stockholders’ equity, and the related footnote disclosure at Note 6 – Convertible Debentures and Note 7 – Restated Financial Statements.

The Company expects to file a Form 10-K/A, Amendment No. 2 to its annual report for the fiscal years ended January 31, 2008 and 2007, to take into account the changes discussed above, on or about May 22, 2009.  The Company will amend its quarterly reports on Form 10-Q for the relevant quarters in the near future.

If you have any questions or comments with respect to the responses we have provided above, please contact me at 212-400-6900.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Suying Li, Division of Corporate Finance
Securities and Exchange Commission

James Davidson, Chief Executive Officer
California Gold Corp.